Exhibit 99.6

SIGMA LITHIUM RESOURCES CORPORATION

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020 AND 2019

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Resources Corporation (the "Company") and its subsidiaries are the responsibility of management and have been approved by the Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB”). Where alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Company’s website and has ensured that it is consistent with the consolidated financial statements.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and the majority of its members are independent directors. The Audit Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities; and to review the quarterly and the annual reports, the consolidated financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

"Calvyn Gardner"	"Guilherme Guimarães"
Co-Chairman and Chief Executive Officer	Chief Financial Officer

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed interim financial statements for the three and nine month periods ended September 30, 2020 have not been reviewed by the Company's auditors.

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited)

	September 30,	December 31,
	2020	2019
ASSETS

Current assets
Cash and cash equivalents	$16,071,957	$103,640
Receivables and other assets (notes 3 and 11(b))	379,615	380,225
Total current assets	16,451,572	483,865
Non-current assets
Receivables and other assets (notes 3 and 11(b))	109,871	96,488
Exploration and evaluation assets (note 5)	18,136,954	19,388,092
Property and equipment (note 4)	671,789	958,753
Total assets	$35,370,186	$20,927,198

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Suppliers	$2,424,276	$2,966,609
Revolving credit facility (note 7)	2,733,240	396,195
Payroll and other taxes	324,458	308,980
Note payable (note 9)	1,981,496	1,387,684
Lease liability (note 10)	8,501	9,963
Other liabilities (note 6 and 11(f))	345,598	302,151
Total current liabilities	7,817,569	5,371,582

Long-term liabilities
Deferred revenue (note 8)	4,007,100	4,007,100
Note payable (note 9)	247,508	2,496,049
Lease liability (note 10)	236,365	303,727
Provision	-	9,465
Total liabilities	12,308,542	12,187,923

Shareholders' equity
Share capital (note 12)	52,714,337	36,190,313
Contributed surplus	5,258,102	4,440,281
Accumulated other comprehensive loss	(2,612,266)	(213,118)
Accumulated deficit	(32,298,529)	(31,678,201)
Total shareholders' equity	23,061,644	8,739,275
Total liabilities and shareholders' equity	$35,370,186	$20,927,198

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Nature of operations and basis of presentation and going concern (notes 1 and 2)

Related parties (notes 7, 10 and 11)

Events after the reporting period (note 18)

Approved on behalf of the Board:

(Signed) "Calvyn Gardner"	, Director

(Signed) "Marcelo Paiva"	, Director

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating expenses
General and administrative expenses (note 15)	$330,834	$1,007,651	$1,201,501	$3,714,364
Accretion on note payable (note 9)	37,668	37,225	135,075	105,516
Interest expense on note payable (note 9)	13,879	51,924	82,932	185,955
Interest expense on credit revolver and suppliers (note 7)	87,787	-	144,897	-
Fair value adjustment on restructuring of note payable (note 9)	(39,029)	-	(29,052)	-
Foreign exchange (gain) loss	(115,307)	879,443	(960,537)	801,667
Depreciation	13,895	15,724	45,512	47,895
Net loss for the period	(329,727)	(1,991,967)	(620,328)	(4,855,397)

Other comprehensive loss

Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment (mostly in notes 4, 5 and 10)	45,202	423,425	(2,399,148)	52,026
Net loss and comprehensive loss for the period	$(284,525)	$(1,568,542)	$(3,019,476)	$(4,803,371)

Loss per common share

Equity holders of the Company
Basic and diluted net loss per common share	$(0.00)	$(0.03)	$(0.01)	$(0.07)
Weighted average number of common shares outstanding - basic and diluted	73,291,661	68,843,355	70,360,551	68,001,957

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

Nine Months Ended September 30,	2020	2019
Operating activities
Net loss for the period	$(620,328)	$(4,855,397)
Adjustments for:
Depreciation	45,512	47,895
Stock-based compensation (notes 16 and 17)	278,995	853,551
Accretion on note payable (note 9)	135,075	105,516
Interest expense on note payable (note 9)	82,932	185,955
Interest expense on credit revolver and suppliers (note 7)	144,897	-
Shares issued for services	-	57,600
Fair value adjustment on restructuring of note
payable (note 9)	(29,052)	-
Unrealized foreign exchange gain on note payable (note 9)	(975,210)	(634,655)
Deferred revenue	-	4,007,100
Changes in non-cash working capital items:
Receivables and other assets	(12,773)	(43,513)
Suppliers and other liabilities	(174,365)	1,230,927
Payroll and other taxes	15,478	26,699
Provision	(9,465)	(687)
Net cash (used in) provided by operating activities	(1,118,304)	980,991

Investing activities
Addition to lithium properties	(869,416)	(2,582,217)
Repayment of note payable (note 9)	(868,474)	(1,255,536)
Purchase of property and equipment	-	(19,791)
Net cash used in investing activities	(1,737,890)	(3,857,544)

Financing activities
Exercise of warrants	-	137,695
Lease payments (note 10)	(24,969)	(61,112)
Net proceeds of private placement (note 12)	16,524,024	-
Revolving credit facility (note 7)	2,281,983	-
Net cash provided by financing activities	18,781,038	76,583
Effect of exchange rate variations on cash held in foreign currency	43,473	142,481
Net increase (decrease) in cash	15,968,317	(2,657,489)
Cash, beginning of period	103,640	4,160,792
Cash, end of period	$16,071,957	$1,503,303

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

(Expressed in Canadian Dollars)

(Unaudited)

				Accumulated
				other
	Number of	Share	Contributed	comprehensive
	common shares	capital	Surplus	income (loss)	Deficit	Total
Balance, December 31, 2018	66,967,501	$32,232,166	$5,865,293	$(112,322)	$(26,603,234)	$11,381,903
Exercise of RSUs (note 16)	1,606,000	3,344,920	(3,344,920)	-	-	-
Exercise of warrants	275,390	555,627	(417,932)	-	-	137,695
Shares issued for services (note 12)	30,000	57,600	-	-	-	57,600
Stock-based compensation (notes 16 and 17)	-	-	1,846,724	-	-	1,846,724
Fair value adjustment on restructuring of note payable (note 9)	-	-	69,943	-	-	69,943

Net loss for the period	-	-	-	-	(4,855,397)	(4,855,397)
Other comprehensive loss for the period	-	-	-	52,026	-	52,026
Balance, September 30, 2019	68,878,891	$36,190,313	$4,019,108	$(60,296)	$(31,458,631)	$8,690,494

Balance, December 31, 2019	68,878,891	$36,190,313	$4,440,281	$(213,118)	$(31,678,201)	$8,739,275
Private placement (note 12)	8,285,200	17,813,180	-	-	-	17,813,180
Cost of private placement (note 12)	-	(1,289,156)	-	-	-	(1,289,156)
Stock-based compensation (notes 16 and 17)	-	-	817,821	-	-	817,821
Net loss for the period	-	-	-	-	(620,328)	(620,328)
Other comprehensive income for the period	-	-	-	(2,399,148)	-	(2,399,148)
Balance, September 30, 2020	77,164,091	$52,714,337	$5,258,102	$(2,612,266)	$(32,298,529)	$23,061,644

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

1.       Nature of operations

Sigma Lithium Resources Corporation (the “Company”) is a Canada based lithium exploration and development company incorporated under the Canada Business Corporations Act. Its shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol SGMA and on the American Stock Exchange Over-the-Counter QB under the symbol SGMLF. The head office of the Company is at Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6E 0C5.

The Company has one direct wholly-owned subsidiary and one indirect wholly-owned subsidiary: Sigma Lithium Holdings Inc. (formerly Sigma Lithium Resources Inc.) (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its wholly-owned Brazil-incorporated subsidiary Sigma Mineração S.A. ("SMSA"). Sigma Holdings was incorporated for the purpose of developing SMSA's lithium properties located in the State of Minas Gerais, Brazil.

SMSA holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region in the State of Minas Gerais, Brazil (together, the "Lithium Properties").

2.       Basis of presentation and going concern

These condensed consolidated interim financial statements (“Interim Financial Statements”) of the Company and its subsidiaries have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These Interim Financial Statements do not contain all of the required annual disclosures and should be read in conjunction with the Company’s December 31, 2019 annual consolidated financial statements. The Interim Financial Statements as at and for the three and nine months ended September 30, 2020 have been prepared on the basis of accounting principles applicable to a going concern, which presumes that the Company will be capable of fulfilling in the next 12 months the payment of its outstanding liabilities at September 30, 2020 and its ongoing obligations, which include the payment of salaries and related charges to its employees, suppliers and related parties.

The Company is presently in the stage of mineral development of its Xuxa deposit, and exploration and evaluation of its Barreiro deposit, of the Lithium Properties and, therefore, is subject to risks and challenges similar to other companies in comparable stages. As at September 30, 2020, the Company had working capital of $8,634,003 (working capital deficit of $4,887,717 at December 31, 2019). For the nine months ended September 30, 2020, the Company incurred a net loss of $620,328 (nine months ended September 30, 2019 - net loss of $4,855,397) and had an operating cash outflow of $1,118,304 (nine months ended September 30, 2019 - operating cash inflows of $980,991). In addition, in the nine months ended September 30, 2020, the Company drew $2,281,983 (US$1,685,700) (nine months ended September 30, 2019 - nil) under the A10 Credit Facility (as defined and further described below in this note and as also described in note 7).

Although the Company entered into the agreement for the US$30,000,000 Mitsui Pre-Payment (as defined in note 8) financing with Mitsui & Co. Ltd. ("Mitsui") on March 26, 2019 and received an initial amount of US$3,000,000 (CAD $4,007,100) as a first installment thereunder on April 4, 2019, the advance of the remaining US$27,000,000 is contingent on certain conditions, including the Company completing obtaining for the remaining portion of the projected capital expenditures for the construction of its initial commercial operations for the Xuxa deposit (the "Project"), as detailed in the “Grota do Cirilo Lithium Project, Araçuaí and Itinga Regions, Minas Gerais, Brazil, National Instrument 43-101 Technical Report on Feasibility Study Final Report”, dated October 18, 2019 and with an effective date of September 16, 2019 (the “Feasibility Study Report”).

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

2.       Basis of presentation and going concern (continued)

On November 29, 2019 the Company entered into an agreement with companies owned by certain directors of the Company ("A10 Group") for a $6.6 million (US$5 million) revolving credit facility (the “A10 Credit Facility”) to fund expenses approved by the lenders, as described in note 7. As at September 30, 2020, the amount drawn under the A10 Credit Facility was $2,565,610 (US$1,925,700) (December 31, 2019 - $311,760 (US$240,000)) and $167,630 (US$125,820) (December 31, 2019 - $84,435 (US$65,000)) had accrued in interest and fees; totaling $2,733,240 (US$2,051,520) (December 31, 2019 - $396,195 (US$305,000)).

The Company has flexibility in terms of the pace and timing of Project costs. Expenditures may be adjusted, limited or deferred subject to capital resources availability and the potential to raise further funds. As disclosed in note 12, in August 2020 the Company completed a non-brokered private placement with aggregate gross proceeds of US$13.3 million (approximately C$17.8 million). There is, however, no assurance that the Company will be able to raise additional funds upon terms acceptable to the Company or at all, and the funding challenges for exploration and development companies have been exacerbated by COVID-19. The availability of sources of additional financing cannot be assured at this time and, accordingly, these material uncertainties cast significant doubt about the Company’s ability to continue as a going concern.

These Interim Financial Statements have been prepared on a basis that contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. These Interim Financial Statements do not include adjustments to the carrying value and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Those adjustments may be material.

3.       Receivables and other assets

	September 30,	December 31,
	2020	2019
Prepaid land lease (note 11(b))	$121,479	$116,610
Advance on environmental expenses	-	32,230
Prepaid expenses	88,166	74,791
Sales tax receivable	279,841	253,082
	$489,486	$476,713

Allocated as follows:
- Current	$379,615	$380,225
- Non-current	109,871	96,488
	$489,486	$476,713

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

4.       Property and equipment

						Pilot	Right-of-use
Cost	Vehicle	Furniture	Building	Machinery	Fixtures	plant	assets	Total
Balance, December 31, 2019	$7,735	$54,420	$16,054	$140,004	$266,712	$277,049	$344,300	$1,106,274
Cumulative translation adjustment	(2,066)	(14,536)	(4,288)	(37,398)	(71,244)	(68,940)	(60,485)	(258,957)
Balance, September 30, 2020	$5,669	$39,884	$11,766	$102,606	$195,468	$208,109	$283,815	$847,317

						Pilot	Right-of-use
Accumulated depreciation	Vehicle	Furniture	Building	Machinery	Fixtures	plant	assets (1)	Total

Balance, December 31, 2019	$942	$6,537	$8,276	$37,814	$33,984	$18,510	$41,458	$147,521
Depreciation	960	3,377	398	8,209	16,552	16,016	12,147	57,659
Cumulative translation adjustment	(316)	(1,922)	(1,942)	(9,684)	(9,867)	(5,921)	-	(29,652)
Balance, September 30, 2020	$1,586	$7,992	$6,732	$36,339	$40,669	$28,605	$53,605	$175,528

						Pilot	Right-of-use
Net book value	Vehicle	Furniture	Building	Machinery	Fixtures	plant	assets	Total

Balance, December 31, 2019	$6,793	$47,883	$7,778	$102,190	$232,728	$258,539	$302,842	$958,753
Balance, September 30, 2020	$4,083	$31,892	$5,034	$66,267	$154,799	$179,504	$230,210	$671,789

(1) The depreciation of right-of-use assets was capitalized.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

5.       Exploration and evaluation assets

The Company is in the development stage with respect to its Xuxa deposit, and in the exploration and evaluation stage of its Barreiro deposit and follows the practice of capitalizing all costs related to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of explorations costs is set out below:

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2020	2019
Opening balance	$19,388,092	$13,822,524
Personnel costs (1)	817,806	2,992,950
Geological costs	182,102	718,332
Drilling	37,104	58,368
Environmental	355,243	365,149
Engineering	-	2,172,640
Other	47,662	234,127
Cumulative translation adjustment	(2,691,055)	(975,998)
Closing balance	$18,136,954	$19,388,092

(1) Includes $623,666 in capitalized personnel costs (RSUs and salary expenses) in the nine months ended September 30, 2020 (year ended December 31, 2019 - $2,177,373).

6.       Other liabilities

	September 30,	December 31,
	2020	2019
Amounts payable to management (note 11(f))	$296,385	$194,020
Other	49,213	108,131
Total other liabilities	$345,598	$302,151

7.       Revolving credit facility

On November 29, 2019 the Company entered into an agreement with A10 Group (a company owned by certain directors of the Company) for the A10 Credit Facility, providing for a $6.6 million (US$5 million) unsecured revolving credit facility, bearing interest at 11% per annum, calculated in US Dollars from the day funds are drawn, and subject to a commitment and disbursement fee of 0.65% and a due diligence fee of 0.65% of the committed amount, which is credited towards the interest payable. The A10 Credit Facility has a one-year term, which is the maturity day for any funds drawn. Interest is due in six months counted from each fund draw day. Each draw on the A10 Credit Facility is subject to A10 Group approval.

On November 27, 2020 the Company and A10 Group signed an amendment to the A10 Group Credit Facility agreement, extending its term by 6 (six) months for both principal and accrued interest. This amendment is subject to TSX-v approval.

In the nine months ended September 30, 2020, the Company drew $2,281,983 (US$1,685,700) under the A10 Credit Facility. As of September 30, 2020, $2,565,610 (US$1,925,700) (December 31, 2019 - $311,760 (US$240,000)) in total had been drawn on the facility and accrued expenses, including interest, commitment and disbursement fee and due diligence fee, were $167,630 (US$125,820), resulting in a liability of $2,733,240 (US$2,051,520).

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

8.       Deferred revenue

On March 26, 2019, the Company entered into a heads of agreement with Mitsui (as defined above) under which Mitsui is to prepay the Company the amount of US$30,000,000 for battery grade lithium concentrate supply of up to 80,000 tonnes annually (the “Mitsui PrePayment”) over six years, extendable for another five years at the option of Mitsui.

An initial tranche payment of US$3,000,000 ($4,007,100) was received by the Company on April 4, 2019. The disbursement of the remaining amount is subject to certain conditions, including the Company completing obtaining funding for the remaining amount of the capital expenditures for the construction of the Project and negotiation of respective definitive agreements.

As part of the Mitsui PrePayment agreement, for the Company to meet its construction timetable, an amount of up to US$7,000,000 ($9,093,000) for the deposits required to purchase long lead items for the construction of the Project can be made available as per the Company’s request to Mitsui. Such payments are subject to Mitsui’s approval and are to be credited towards the overall Mitsui Pre-Payment amount. Other than the initial tranche payment described above, the Company did not request or receive any funds from Mitsui in 2019 or in the nine months ended September 30, 2020.

9.       Note payable

In December 2017, Sigma Holdings acquired, through transactions involving Rix Mineração e Consultoria S.A. (“Rix”) (a company owned by certain directors of the Company), a related party, and Arqueana Empreendimentos e Participações S.A. (“Arqueana”) (a company owned by certain directors of the Company), an 11% interest in SMSA that it did not previously own. As a result, Sigma Holdings consolidated the ownership of 100% of SMSA, for R$20,200,000 Brazilian Reais ($7,650,245) to be paid in nine installments. If the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully-diluted basis, any remaining installments will become due immediately. The installments are denominated in Brazilian Reais and subject to interest also in Brazilian Reais as per the monthly variation of the CDI (the Brazilian Interbank rate) from December 15, 2017 to the due date of their respective payments. Interest on overdue payments accrues at 1% per month plus a 10% penalty.

In connection with this transaction, Sigma Holdings and SMSA entered into the following agreements:

•	The SMSA Stock Purchase Agreement: An agreement with Arqueana for stock purchase and sale, which gave rise to the note payable.

•	The Amilcar Royalty Agreement: This agreement provides the holder with a royalty of 1% of the gross revenues of SMSA from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation and commercialization of the products sold. SMSA has the option to repurchase the Amilcar Royalty Agreement, exercisable at any time, for US$3,800.000. The holder (currently Amilcar de Melo Afgouni) has the option to require the repurchase of the Amilcar Royalty Agreement for the same price, exercisable: (i) if SMSA enters into commercial production and reaches the threshold of producing 40,000 tonnes of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully diluted basis.

•	The Rix Royalty Agreement: This agreement provides to the holder (currently LRC LP I) with a royalty of 1% over the gross revenues of SMSA from sales of minerals extracted from the Project, less taxes, returns and sale commissions.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

9.       Note payable (continued)

The interest expense on the note payable calculated for the nine months ended September 30, 2020 amounted to $82,932 (nine months ended September 30, 2019 amounted to $185,955).

On June 29, 2020, the Company and Arqueana signed a restructuring and rescheduling agreement (7th Amendment to the note payable) whereby an installment of R$3,000,000 ($754,413) due on January 1, 2021 was brought forward and paid on June 29, 2020. The interest calculated on this installment of R$453,575 ($114,061) was also paid on June 29, 2020. Under the amendment, Arqueana agreed to bring forward the 10% penalty fee (amended on the 7th amendment) to September 25, 2020.

On October 1, 2020, the Company paid the penalty fee of R$300,000 ($70,848) plus R$47,221 ($11,154) in interest.

The outstanding balance of the note payable is herein presented at its carrying value of $2,229,004, including principal of $1,944,995 plus interest of $284,008 as at September 30, 2020, calculated as follows:

	September 30,	December 31,
	2020	2019
Opening balance	$3,883,733	$5,040,019
Accretion (adjustment to present value)	135,075	141,005
Interest	82,932	434,187
Fair value adjustment	(29,052)	(96,117)
Unrealized foreign exchange gain	(975,210)	(379,825)
Repayment of interest	(114,061)	(85,443)
Repayment	(754,413)	(1,170,093)
Closing balance	$2,229,004	$3,883,733

Due date	Reais (undiscounted)	Canadian equivalent to Reais (undiscounted)	Carrying value September 30, 2020	Carrying value with interest September 30, 2020
September 25, 2020 (7th amendment)	$300,000	$70,848	$80,128	82,002
January 31, 2021	4,159,309	982,266	963,416	1,108,235
March 15, 2021	3,000,000	708,483	687,234	791,259
March 28, 2022	1,000,000	236,161	214,217	247,508
			$1,944,995	2,229,004

September 30,
Carrying value	2020
Current	$1,981,496
Long-term	247,508
$2,229,004

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

10.        Lease liability

The lease liability is related to land leases of surface properties owned by Miazga Participações S.A., a land administration company owned by certain directors of the Company (”Miazga”, a related party) and Arqueana (also a related party). The lease liability was measured at the present value of the lease payments. The lease payments were discounted using a weighted average interest rate of 11.33%, which was determined to be the Company's incremental borrowing rate. The continuity of the lease liability is presented in the table below:

Lease liability at December 31, 2019	$313,690
Interest expense	19,528
Lease payments	(24,969)
Cumulative translation adjustment	(63,383)
Lease liability at September 30, 2020	$244,866

As at September 30, 2020

Lease obligations	$244,866
Less current portion	8,501
Non-current portion	$236,365

Maturity analysis – contractual undiscounted cash flows

As at September 30, 2020

Less than one year	$8,501
Year 2	35,812
Year 3	35,812
Year 4	35,812
More than 5 years	388,415
Total contractual undiscounted cash flows	$504,352

11.        Related party transactions

(a) A10 Group (companies owned by certain directors of the Company)

•	Cost sharing agreement (“CSA”): For the three and nine months ended September 30, 2020, the Company paid the amounts of $28,886 and $86,992, respectively (three and nine months ended September 30, 2019 - $42,086 and $65,008, respectively) through a CSA for shared personnel, including legal, financial and business development personnel allocated to the Company by A10 Group, 50% of shared secretarial administrative personnel and shared office maintenance costs. As at September 30, 2020, the Company owed to A10 Group $8,760 (December 31, 2019 - $nil) in CSA expenses.

•	Credit Facilities: On November 29, 2019, the Company entered into the A10 Credit Facility with A10 Group as described in note 7. As at September 30, 2020, $2,565,610 (US$1,925,700) had been drawn on the facility.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

11.        Related party transactions (continued)

(b) Miazga (a land administration company owned by certain directors of the Company)

The Company has lease agreements with Miazga with respect to some of the Lithium Properties. The details of lease liabilities are shown in note 10, with the exception of one lease agreement with Miazga that is not classified under IFRS 16. During the nine months ended September 30, 2020, the Company incurred land lease expenses of $49,279 (nine months ended September 30, 2019 - $54,009). This amount, excluding the portion relating to the lease not classified under IFRS 16, was deducted from a prepaid amount and $28,238 remained in accounts payable to Miazga on September 30, 2020. As at September 30, 2020, the Company had a prepaid land lease amount with Miazga of $121,479 (December 31, 2019 - $108,458). The amounts were recognized at the exchange amount.

(c) Arqueana (a company currently indirectly owned by certain directors of the Company)

The Company has a lease agreement with Arqueana with respect to one of the Lithium Properties (note 10). In addition, as of September 30, 2020, the Company owed Arqueana an outstanding balance of $2,229,004 for the December 2017 acquisition of the remaining 11% interest in SMSA that it did not previously own (presented herein at its' carrying value – see note 9).

(d) Rix (a company owned by certain directors of the Company)

As at September 30, 2020, the Company had an accounts payable balance with Rix in the amount of $35 (December 31, 2019 - $3,223), which was related to a purchase of a car made in June 1, 2019 from Rix for $8,289 (24,000 Brazilian Real) and paid in installments.

(e) McCarthy Tétrault LLP (a law firm where one of the Company’s directors is legal counsel).

As of September 30, 2020, the Company had an accounts payable balance in the amount of $765,058 (December 31, 2019 - $765,058) for legal fees. The amounts were recognized at the exchange amount.

(f) Management and Directors, which comprise the Company’s officers and directors:

(i) As of September 30, 2020, the Company owed $73,094 (December 31, 2019 - $76,710) in travel expenses to its management. These expenses were incurred in the normal course of operations for the Company and are to be reimbursed. The amounts were recognized at the exchange amount.

(ii) Services incurred in the normal course of operations for Company matters, at the exchange amount agreed to between the parties:

•	During the nine-month ended September 30, 2020, the Chief Executive Officer (“CEO”) was due to receive salary compensation in the amount of $83,798 (nine months ended September 30, 2019 - $133,978), but he deferred his compensation. As of September 30, 2020, the Company had an account payable to the CEO in the amount of $119,374 regarding his unpaid salary, which he has been deferring since November 2019. The CEO did not receive share-based compensation for his services to the Company.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

11.        Related party transactions (continued)

(f) Management and Directors, which comprise the Company’s officers and directors (continued):

(ii) Services incurred in the normal course of operations for Company matters, at the exchange amount agreed to between the parties (continued):

•	In the nine-month ended September 30, 2020, the Chief Financial Officer (“CFO”) received salary compensation in the amount of $81,234 (nine-month period ended September 30, 2019 - $133,978). On September 30, 2020, the Company had an account payable to the CFO in the amount of $7,250.

•	The Chief Strategy Officer ("CSO") did not receive any salary or share based compensation for her services to the Company.

•	For the nine months ended September 30, 2020, the Company had $96,667 accrued in non-executive director compensation payable.

(iii) In the nine months ended September 30, 2020, share-based compensation issued to directors, officers and senior management, other than the CEO and CSO, was valued at $650,112 (nine month ended September 30, 2019 - $2,399,227).

12.        Share capital

a)       Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b)        Common shares issued by the Company

	Common
	shares (#)	Amount
Balance, December 31, 2018	66,967,501	$32,232,166
Exercise of RSUs (note 16)	1,606,000	3,344,920
Exercise of warrants	275,390	555,627
Shares issued for services	30,000	57,600
Balance, September 30, 2019 and December 31, 2019	68,878,891	$36,190,313
Private placement (1)	8,285,200	17,813,180
Cost of private placement (2)	-	(1,289,156)
Balance, September 30, 2020	77,164,091	$52,714,337

(1) On August 13, 2020, the Company completed a non-brokered private placement of 8,285,200 Common Shares at a price of $2.15 per share.

(2) The Company incurred in costs related to the private placement varying from 5 to 7% of the amounts raised by each of the advisors that were engaged plus exchange fees.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

13.        Net loss per common share

The calculation of basic and diluted loss per share for the three and nine months ended September 30, 2020 was based on the loss attributable to common shareholders of $329,727 and $620,328, respectively (three and nine months ended September 30, 2019 - loss of $1,991,967 and $4,855,397, respectively) and the weighted average number of common shares outstanding of 73,291,661 and 70,360,551, respectively (three and nine months ended September 30, 2019 of 68,843,355 and 68,001,957, respectively). Diluted loss per share for each of the periods presented does not include the effect of stock options and warrants.

14.        Warrants

Number of warrants
Balance, December 31, 2018	523,742
Exercise of warrants	(275,390)
Balance, September 30, 2019 and December 31, 2019	248,352
Expired	(248,352)
Balance, September 30, 2020	-

15.        General and administrative expenses

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Stock-based compensation	$67,646	$327,656	$278,995	$853,551
Salaries and benefits	59,903	286,793	227,226	679,429
Legal counsel Canada	1,637	90,353	21,637	570,759
Travel - Administration	-	117,077	44,413	481,017
Professional fees	15,175	28,283	36,376	207,361
CSA (note 11)	28,886	42,086	86,992	65,008
Business development and investor relations	73,517	61,770	229,611	185,842
Accounting	14,398	23,572	60,669	93,120
Auditing	29,537	27,025	78,157	173,818
Write-off of sales tax in Canada (1)	-	(143,470)	-	-
Insurance	-	122,261	45,138	122,261
Other general and administrative	40,135	24,245	92,287	282,198
Total general and administrative expenses	$330,834	$1,007,651	$1,201,501	$3,714,364

(1) Refers to the reversal of a one-time tax event recorded in the three months ended June 31, 2019.

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

16.       Restricted share units

The Company’s Board of Directors has adopted an equity incentive plan (the "Equity Incentive Plan"). The Equity Incentive Plan received shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Number of RSUs
Balance, December 31, 2018	3,692,000
Forfeited	(1,008,000)
Granted (1)	1,118,000
Cancelled (2)	(50,000)
Exercised (3)	(1,606,000)
Balance, September 30, 2019	2,146,000

Number of RSUs
Balance, December 31, 2019	2,146,000
Cancelled (4)	(840,000)
Balance, September 30, 2020	1,306,000

(1) Granted in the first quarter of 2019 to one of its’ officers and certain key employees.

(2) Cancelled on May 22, 2019.

(3) Includes 364,000 RSUs exercised on March 25, 2019 and 1,242,000 RSUs exercised on May 1, 2019.

(4) Cancelled on April 29, 2020.

17.       Stock options

Movements in stock options are summarized below:

	Number of	Weighted average
	stock options	exercise price
Balance, December 31, 2018	524,000	$2.18
Forfeited	(50,000)	2.23
Cancelled	(224,000)	2.23
Balance, September 30, 2019	250,000	$2.12
Balance, December 31, 2019 and September 30, 2020	200,000	$2.10

Sigma Lithium Resources Corporation

Notes to Condensed Interim Consolidated Financial Statements

Nine Months Ended September 30, 2020 and 2019

(Expressed in Canadian Dollars, unless otherwise indicated)

(Unaudited)

17.       Stock options (continued)

The following table reflects the stock options issued and outstanding as of September 30, 2020:

		Weighted average		Number of
		remaining	Number of	options
	Exercise	exercisable	options	vested	Grant date
	price ($)	life (years)	outstanding	(exercisable)	fair value
August 28, 2028 Expiry	2.23	7.92	50,000	20,000	$100,200
November 2, 2028 Expiry	2.05	8.10	150,000	75,000	300,000
Balance, September 30, 2020		8.05	200,000	95,000	$400,200

18.       Events after the reporting period

On November 27, 2020 the Company and A10 Group signed an amendment to the A10 Group Credit Facility agreement (note 9), extending its term by 6 (six) months for both principal and accrued interest. This amendment is subject to TSX-v approval.